Exhibit 99.1

Press release – July 7, 2016

Danone to Acquire WhiteWave, a USD 4 bn sales Global Leader

in Organic Foods, Plant-based Milks and related products

Transaction price $56.25 per share in cash

•	A perfect match of vision, culture and businesses

•	Creates a truly unique global leader strongly aligned with consumer trends for healthier and more sustainable eating and drinking options

•	Significantly enhances Danone 2020 plan, serving the ambition for an Alimentation revolution

•	Immediately accelerates Danone journey towards strong sustainable and profitable growth by 2020

•	Doubles the size of Danone’s US business

•	Provides compelling value for WhiteWave’s shareholders

STRONG VALUE CREATION

•	High profitable growth in stable geographies

•	Significant run-rate EBIT synergies of $300mln by 2020, representing 8% of WhiteWave 2015 sales and 80% of WhiteWave 2015 EBIT

•	Strong value creation, solid EPS accretion in the first year after closing

•	100% debt financed

•	Expected to maintain strong investment grade profile

•	Closing expected by year end

Paris, France and Denver, Colorado, U.S. — July 7, 2016 — Danone and The WhiteWave Foods Company (“WhiteWave”) today announced that they have entered into a definitive merger agreement under which Danone will acquire WhiteWave for $56.25 per share in an all-cash transaction, representing a total enterprise value of approximately $12.5 bn, including debt and certain other WhiteWave liabilities. The transaction has been unanimously approved by the Board of Directors of both companies. Its price represents a premium of approximately 24 percent over WhiteWave’s 30-day average closing trading price ($45.43). The transaction is expected to close by the end of the year, subject to the approval of WhiteWave’s shareholders, regulatory approvals, and customary conditions.

WhiteWave is a global company which generated $4 bn in sales in 2015 and has a portfolio of large and leading branded platforms in North America and Europe in high-growth, on-trend food and beverage categories which focus on Premium Organic Dairy, non-GMO, Plant-based alternatives to milk & yogurt, Fresh Foods, and Coffee Creamers. With a strong entrepreneurial spirit, WhiteWave has a successful track record of transforming categories and creating large scale brands. WhiteWave’s business includes highly recognized, category leading brands such as Silk®, So Delicious®, Vega™, Alpro®, Provamel®, Horizon Organic®, Wallaby Organic®, Earthbound Farm® and International Delight®. Since becoming a public company in 2012, WhiteWave sales have increased at a 19 percent compound annual growth rate through 2015, and WhiteWave has doubled its operating income during this period.

Together, WhiteWave and Danone will create a truly unique global leader committed to addressing tomorrow’s consumer trends by providing healthy and sustainable eating and drinking options.

“At Danone, we constantly seek to align our vision of the world, our mission and our businesses: we believe we have a special responsibility, as expressed in our Manifesto, to help and support people in adopting healthier and more sustainable eating and drinking practices and constantly evolve our portfolio of brands and products to achieve this objective. To that extent, we found in WhiteWave the perfect alliance as we both believe in a healthier future and are conscious of our power to lead society forward”, said Emmanuel FABER, Danone Chief Executive Officer. “This unique combination positions us better to address tomorrow’s consumer trends and represents a great opportunity to step change the ambition of our plan for an Alimentation revolution and to accelerate our path towards strong sustainable and profitable growth by 2020. It will allow us to enhance Danone’s growth profile and reinforce our resilience through a broader platform in North America. We are convinced that combining with WhiteWave will create significant value for all of our stakeholders.”

Franck RIBOUD, Danone Chairman said: “I believe this acquisition advances Danone’s mission and rich history of being at the forefront of emerging consumer trends and commitment to creating economic and social value. The Danone Board of Directors and Strategy Committee unanimously approved this transaction. We believe WhiteWave’s size, positioning and geographical footprint fit perfectly with Danone’s strategy and that it is the right transaction at the right time. The Danone Board will propose that shareholders approve the appointment of Gregg ENGLES, WhiteWave Chairman and Chief Executive Officer as a member of our Board upon completing the transaction as we pursue our ambitious vision together.”

Gregg ENGLES, WhiteWave Chairman and Chief Executive Officer, said: “Today’s announcement is an exciting next chapter for WhiteWave, bringing together two leading companies with a shared mission of changing the way the world eats for the better. We believe this is a compelling transaction that delivers significant cash value to our shareholders. Danone is a unique company with distinctive capabilities that will enable WhiteWave to reach its next phase of growth. Danone is a great cultural fit for our organization and I am excited for our employees to benefit from the opportunities presented by joining Danone, a leading global food company and the ideal strategic partner to support our future. I am pleased to be joining Danone’s Board to assist with the exciting and unique journey combining our two companies.”

Strategic Benefits

This transaction represents a key opportunity to enhance Danone’s growth profile and enriches WhiteWave’s opportunities. The strategic and financial benefits of Danone’s acquisition of WhiteWave include:

•	Creating a leader strongly aligned with consumer trends for healthier and sustainable eating and drinking options: WhiteWave is well positioned in high growth categories that are supported by strong secular trends. Organic foods and beverages and non-GMO plant-based alternatives to milk and yogurt are among the fastest growing categories in the industry. WhiteWave has been the fastest growing food and beverage company in the United States and one of the fastest growing in Europe for the past four years. In joining Danone, WhiteWave will have the opportunity to continue its industry-leading growth as part of a larger global company with substantial financial, geographic and operational resources. Upon closing the transaction, Danone will have one of the most extensive portfolios of brands and products in fresh dairy, organic foods and beverages and plant-based alternatives to milk & yogurt.

•	Building a stronger North America platform: This transaction further diversifies Danone’s portfolio and broadens its presence in North America. The transaction will create a leading U.S. refrigerated dairy player, as well as one of the top 15 largest U.S. Food and Beverage manufacturers. Following the closing of the transaction, Danone’s North America footprint would increase from 12 to 22 percent of Danone’ total portfolio.

•	Driving strong value and delivering attractive financial benefits. By building on its resources, scale, distinctive R&D and marketing capabilities, and route to market expertise especially in the chilled category, Danone will have significant opportunities to support WhiteWave’s continued growth while also realizing significant sales growth and cost synergies. Danone expects the transaction to be solidly accretive to Danone’s earnings within the first year after closing and to be above 10 percent accretion based on expected run-rate synergies. The transaction is expected to result in approximately $300mn of EBIT synergies by 2020.

Management and Governance

After the closing of the transaction, Danone will submit to its shareholders a resolution appointing Mr. Gregg ENGLES, to the Danone Board of Directors.

WhiteWave and Danone uniquely share common business values and a vision for providing people healthier foods and beverages. Following the closing of the transaction, Danone and WhiteWave expect to combine their U.S. activities into a Public Benefit Corporation. This commitment is in line with Danone’s long term mission for building economic and social value.

Danone and WhiteWave will establish a team to prepare for and to oversee the transition of the businesses.

Path to Completion

The transaction, which is expected to close by the end of the year, is subject to WhiteWave shareholders approval, receipt of required regulatory approvals, including in the European Union and the United States and other customary closing conditions.

The acquisition of WhiteWave is expected to be fully financed with debt for which Danone has received commitments from its banks.

Danone expects to maintain a strong investment grade rating.

A conference call and presentation webcast for analysts and investors, chaired by Danone’s CEO Emmanuel Faber and CFO Cécile Cabanis, and WhiteWave’s CEO Gregg Engles will be broadcast live today at 9:00a.m CET on the Investors section of www.danone.com

Related slides will also be available on the corporate website, in the Investors section.

About Danone (www.danone.com)

Dedicated to bringing health through food to as many people as possible, Danone is a leading global food company built on four business lines: Fresh Dairy Products, Early Life Nutrition, Waters and Medical Nutrition. Through its mission and dual commitment to business success and social progress, the company aims to build a healthier future, thanks to better health, better lives and a better world, for all its stakeholders—its 100,000 employees, consumers, customers, suppliers, shareholders and all the communities with which it engages.

Present in over 130 markets, Danone generated sales of €22.4 billion in 2015, with more than half in emerging countries. Danone’s brand portfolio includes both international brands (Activia, Actimel, Danette, Danonino, Danio, evian, Volvic, Nutrilon/Aptamil, Nutricia) and local brands (Oikos, Prostokvashino, Aqua, Bonafont, Mizone, Blédina, Cow & Gate).

Listed on Euronext Paris and on the OTCQX market via an ADR (American Depositary Receipt) program, Danone is a component stock of leading social responsibility indexes including the Dow Jones Sustainability Indexes, Vigeo, the Ethibel Sustainability Index and the FTSE4Good Index.

About the WhiteWave Foods Company

The WhiteWave Foods Company is a leading consumer packaged food and beverage company that manufactures, markets and sells branded plant-based foods and beverages, coffee creamers and beverages, premium dairy products and organic produce. It sells products primarily in North America, Europe and through a joint venture in China. WhiteWave is focused on providing consumers with innovative, great-tasting food and beverage choices that meet their increasing desires for nutritious, flavorful, convenient, and responsibly-produced products. The Company’s widely-recognized, leading brands distributed in North America include Silk®, So Delicious® and Vega™ plant-based foods and beverages, International Delight® and LAND O LAKES®* coffee creamers and beverages, Horizon Organic® and Wallaby Organic® premium dairy products and Earthbound Farm® organic salads, fruits and vegetables. Its popular plant-based foods and beverages brands in Europe include Alpro® and Provamel®. To learn more about WhiteWave, visit www.whitewave.com.

* The LAND O LAKES brand is owned by Land O’Lakes, Inc. and is used by license.

Contact Media:

Danone Contacts Media

Charlotte Pasternak/Marion Cocherel

+33144352075

Joele Frank, Wilkinson Brimmer Katcher

Matthew Sherman / Ed Trissel / Matthew Gross

212-355-4449

Additional Information and Where to Find it

WhiteWave intends to file with the United States Securities and Exchange Commission (SEC) a proxy statement. In connection with the proposed transaction, the definitive version of which will be sent or provided to WhiteWave stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT CAREFULLY AND IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the proxy statement (when it is available) and other documents filed with the SEC at the SEC’s website at www.sec.gov<http://www.sec.gov/> and at WhiteWave’s website at www.whitewave.com.

Certain Information Concerning Participants

WhiteWave and its directors and executive officers may be deemed to be participants in the solicitation of proxies from WhiteWave investors and security holders in connection with the proposed transactions. Information about WhiteWave’s directors and executive officers is set forth in its proxy statement for its 2016 Annual Meeting of Stockholders and its most recent annual report on Form 10-K. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transactions will be included in the proxy statement that WhiteWave intends to file with the SEC. These documents may be obtained for free as described above.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify these forward-looking statements by forward-looking words, such as “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “foresee,” “likely,” “may,” “should,” “goal,” “target,” “might,” “will,” “could,” “predict,” and “continue,” the negative or plural of these words and other comparable terminology. Forward looking statements in this document include, but are not limited to, statements regarding the expected timing of the completion of the transaction, Danone’s operation of WhiteWave’s business following completion of the contemplated merger, the expected benefits of the transaction, the expected benefits of the transaction, and the future operation, direction and success of WhiteWave’s businesses. These forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated in these forward-looking statements. These risks and uncertainties include, but are not limited to, uncertainties as to the timing of the contemplated merger; the possibility that the closing conditions to the contemplated merger may not be satisfied or waived; the effects of disruption caused by the announcement of the contemplated merger; the risk of stockholder litigation in connection with the contemplated transaction, and other risks and uncertainties described in the section “Risk Factors” in Danone’s Registration Document (the current version of which is available on www.danone.com) and in WhiteWave’s recent annual report on Form 10-K available on www.whitewave.com.

Subject to regulatory requirements, Danone does not undertake to publicly update or revise any of these forward-looking statements. This document does not constitute an offer to sell, or a solicitation of an offer to buy Danone shares.

All figures in this press release meet specific definitions disclosed in Danone and WhiteWave financial information separately. When combined, related figures in this presentation could differ from those obtained from the application of same rules for both Danone and WhiteWave.

Due to rounding, the sum of values presented in this document may differ from totals as reported. Such differences are not material.